trivago N.V. Bennigsen-Platz 1 40474 Düsseldorf Federal Republic of Germany www.trivago.com
April 17, 2018
Via EDGAR Transmission
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jan Woo

Re:	trivago N.V.
Registration Statement on Form F-3
Filed April 5, 2018
Registration No. 333-224151
Dear Ms. Woo:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on April 19, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as trivago N.V. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Emily Corbi at (212) 906-2937 of Latham & Watkins LLP, counsel to the Company, or in her absence, Marcus Funke at +49 69 6062 6415, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours, trivago N.V.

By:	/s/ Axel Hefer
Axel Hefer Chief Financial Officer

cc: Rolf Schrömgens, trivago N.V.
Marcus Funke, Esq., Latham & Watkins LLP
Emily Corbi, Esq., Latham & Watkins LLP